

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


03029963

29 August 2003

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL


SEC MAIL
RECEIVED
SEP 08 2003
WASH. D.C.
181
SECTION

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Enc.

NOTES TO PRELIMINARY REPORT FOR YEAR TO 30 JUNE 2003

The operating surplus for the year to 30 June 2003 was $690,787 (2002:$3,904,725 which includes profit on sale of TRL/1(Yolla) of $2,857,128), principle components of which comprise the following individual items:

i.	Production income	$7,535,709
ii.	Interest received / receivable	$96,055
iii.	Foreign Exchange Loss	($714,599)
iv.	Amortisation of production property	($2,371,373)
v.	Investments written down	($19,228)
vi.	Tax paid/payable	($392,108)

Production income - $7,535,709

The income represents production from the SE Gobe oil field in Papua New Guinea.

Interest - $96,055

The Group received interest on funds held on deposit during the year.

Foreign currency exchange loss - $714,599

Exchange loss on foreign currency balances and transactions.

Amortisation of production property - $2,371,373

The Group incurred amortisation charges on its SE Gobe Property using the unit of production method.

Investments written down - $19,228

The Company partially wrote down investments made during the year.

Tax paid - $392,108

Tax paid and payable in Papua New Guinea on PNG oil production.

APPENDIX I (Rule 10.4)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

CUE ENERGY RESOURCES LIMITED

For Full Year Ended 30 June 2003

(referred to in this report as the "current full year")

Preliminary **Full year** report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and **gives** a true and fair view of the matters to which they relate and is based on audited accounts.

If the report is based on audited accounts, a statement is required of any material qualification made by the auditor is to be attached.

The Listed Issuer **does have** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

		CONSOLIDATED OPERATING STATEMENT		
		Current full year $NZ'000	Up/Down %	Previous corresponding full year $NZ'000
1	**OPERATING REVENUE**			
(a)	Sales revenue	7,536	(9)	8,252
(b)	Other revenue	97	(98)	4,272
(c)	Total operating revenue	7,633	(39)	12,524
2(a)	**OPERATING SURPLUS/(DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	1,102	(44)	1,978
(b)	Unusual items for separate disclosure	19	(101)	2,476
(c)	**OPERATING SURPLUS/(DEFICIT) BEFORE TAX**	1,083	(76)	4,454
(d)	Less tax on operating profit	392	(29)	549
(e)	Operating surplus/(deficit) after tax but before minority interests	691	(82)	3,905
(f)	Less minority interests	-		-
(g)	Equity earnings [detail in item 19 below]	-		-
(h)	**OPERATING SURPLUS/(DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	691	(82)	3,905
3(a)	Extraordinary Items after tax [detail in 6(a) below]	-		-
(b)	Less Minority Interest	-		-
(c)	Extraordinary items after tax attributable to Members of the Listed Issuer	-		-
4(a)	**TOTAL OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) ABOVE]**	691	(82)	3,905
(b)	Operating Surplus/(Deficit) and Extraordinary Items after Tax	-		-

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR

	CONSOLIDATED	
# Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported (deficit)	Current full year $NZ'000	Previous Corresponding full year $NZ'000
(a) Interest revenue included in Item 2(a) above	96	137
(b) # Interest revenue included in 5(a) above but not yet received	4	-
(c) Interest expense included in Item 2(a) above (include all forms of interest, lease finance charges, etc.)	-	90
(d) # Interest costs excluded from 5(c) above and capitalised in asset values	-	-
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	3,898	8,789
(f) Depreciation including all forms of amortisation and writing down of property/investment	2,386	2,970
(g) Write-off of intangibles	-	1137
(h) Unrealised changes in value of investments	-	113

6(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

Items of revenue or expense which are of such size and incidence or such nature that their disclosure is necessary to explain the performance of the entity - as required by FRS9

Details and Comments	GROUP – CURRENT FULL YEAR		
	Before Tax $NZ'000	**Related Income Tax $NZ'000**	**After Tax $NZ'000**
Unusual Items Writedown of Investments	19	-	-
Total Unusual items	19	-	-
Extraordinary Items	-	-	-
Total extraordinary items	-	-	-

6(b) COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current full year:

Production income	$7,535,709
Interest received / receivable	$96,055
Foreign, Exchange Loss	($714,599)
Amortisation of production property	($2,371,373)
Investments written down	($19,228)
Tax paid/payable	($392,108)

ii. Significant trends or events since end of current full year :-

[illegible] Gas Sales Agreement was signed for the sale of all Oyong field gas to PI

iii. Changes in accounting policies since last Annual Report and/or last Half Yearly Report to be disclosed :

During the year, the Group and Parent company changed the following accounting policies:

Exploration & Evaluation Project Expenditure
Under the new policy, costs that have been incurred more than 10 years before the current year end balance date shall be written off (formerly, the policy was for 5 years), provided that no final decision has been taken to develop a project.

This change in policy has resulted in exploration and evaluation costs of $1,423,005 not being written off.

Investments
Under the new policy marketable securities shall be carried forward at fair market value. Formerly such investments were carried forward at the lower of cost or Directors valuation. As a result of changing the accounting policy, an asset revaluation reserve has been recognised for the value of $139,443, representing the increase of fair value of the marketable securities held.

There have been no other changes in accounting policies.

7. EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33:
Earnings Per Share

	CONSOLIDATED	
	Current full year NZ cents	Previous Corresponding full year NZ cents
(a) Basic EPS	0.21	1.17
(b) Diluted EPS (if materially different from (a))	N/A	N/A

8(a) MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

i) *Name of subsidiary or group of subsidiaries.* N/A

ii) Contribution to consolidated *surplus (deficit) and extraordinary. N/A

iii) Date from which such contribution has been calculated. N/A

iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half year/full year. N/A

(b) MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

i) Name of subsidiary or group of subsidiaries. N/A

ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary. N/A

iii) Date to which such contribution has been calculated. N/A

iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding half year/full year. N/A

9. **REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS**

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/full year in accordance with the provision of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report.

GEOGRAPHICAL SEGMENTS	PNG	AUSTRALIA	NZ	INDONESIA	TOTAL
Operating revenue:					
Sales to customers outside the group	7,536	-	-	-	7,536
Intersegment revenue					
Unallocated revenue	-	97	-	-	97
Total revenue (consolidated total equal to Item 1(c) above)	7,536	97	-	-	7,633
Segment result (including abnormal items where relevant)	2,655	(1,964)	-	-	691
Unallocated expenses	-	-	-	-	-
Operating profit after tax (before equity accounting) (Equal to Item 2(e) above)	2,655	(1,964)	-	-	691
Segment assets	15,532	4,562	92	18,233	38,419
Unallocated assets	-	-	-	-	-
Total assets (Equal to Item 10 (n) below)	15,532	4,562	92	18,233	38,419

INDUSTRY SEGMENTS	OIL AND GAS EXPLORATION AND PRODUCTION	INVESTMENT	UNALLOCATED AND OTHER	TOTAL
Operating revenue:				
Sales to customers outside the group	7,536	97	-	7,633
Intersegment revenue				
Unallocated revenue	-	-	-	-
Total revenue (consolidated total equal to Item 1© above)	7,536	97	-	7,633
Segment result (including abnormal items where relevant)	2,655	(1,964)	-	691
Unallocated expenses	-	-	-	-
Operating profit after tax (before equity accounting) (Equal to Item 2(e) above)	2,655	(1,964)	-	691
Segment assets	33,816	4,603	-	38,419
Unallocated assets	-	-	-	-
Total assets (Equal to Item 10 (n) below)	33,816	4,603	-	38,419

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY
[Note (VIII) attached has particular relevance for the preparation of this statement]

		CONSOLIDATED		
		At end of current full year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly as shown in last Half Yearly Report $NZ'000
10	**CURRENT ASSETS**			
	(a) Cash	4,283	4,927	
	(b) Receivables	933	1,027	
	(c) Investments	-	-	
	(d) Inventories	-	-	
	(e) Other - Unearned Income	756	964	
	(f) TOTAL CURRENT ASSETS	5,972	6,918	
	NON-CURRENT ASSETS			
	(g) Receivables	-	-	
	(h) Investments	315	441	
	(i) Inventories	-	-	
	(j) Property, plant and equipment	8,530	10,416	
	(k) Intangibles	23,047	19,149	
	(l) Other - Unearned Income	555	1,459	
	(m) TOTAL NON-CURRENT ASSETS	32,447	31,465	
	(n) TOTAL ASSETS	38,419	38,383	
11	**CURRENT LIABILITIES**			
	(a) Accounts payable	443	142	
	(b) Borrowings	-	-	
	(c) Provisions	84	70	
	(d) Other - Unearned Income	756	964	
	(e) TOTAL CURRENT LIABILITIES	1,283	1,176	
	NON-CURRENT LIABILITIES			
	(f) Accounts payable	-	-	
	(g) Borrowings	-	-	
	(h) Provisions	85	82	
	(i) Other - Unearned Income	555	1,459	
	(j) TOTAL NON-CURRENT LIABILITIES	640	1,541	
	(k) TOTAL LIABILITIES	1,923	2,717	
	(l) NET ASSETS	36,496	35,666	
12	**SHAREHOLDERS' EQUITY**			
	(a) Share capital	83,774	83,774	
	(b) Reserves (i) Revaluation reserve	139	-	
	(ii) Other reserves	-	-	
	(c) Retained surplus (accumulated deficit)	(47,417)	(48,108)	
	(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	-	-	

STATEMENT OF CASH FLOWS FOR FULL YEAR

[See Note (IX) attached]

		Current full year NZ$'000	Previous corresponding full year $NZ'000
13	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
	(a) Receipts from customers	7,656	8,989
	(b) Interest received	109	138
	(c) Dividends received	2	18
	(d) Payment to suppliers and employees	(7,780)	(2,094)
	(e) Interest paid	-	(783)
	(f) Income taxes paid	(138)	(622)
	(g) Other – Foreign currency exchange conversion	-	-
	(h) Net Litigation and Settlement receipt	-	1,026
	(h) NET OPERATING CASH FLOWS	(151)	6,672
14	**CASH FLOWS RELATED TO INVESTING ACTIVITIES**		
	(a) Cash proceeds from sale of property, plant and equipment	6	8,169
	(b) Cash proceeds from sale of equity investments	-	1,311
	(c) Loans repaid by other entities	-	-
	(d) Cash paid for purchases of property, plant and equipment	-	(10,126)
	(e) Interest paid – capitalised	-	-
	(f) Cash paid for purchases of equity investments	-	(12)
	(g) Loans to other entities	235	(246)
	(h) Other		-
	(i) NET INVESTING CASH FLOWS	241	(904)
15	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**	-	
	(a) Cash proceeds from issues of shares, options, etc	-	-
	(b) Borrowings	-	-
	(c) Repayment of borrowings	-	(5,502)
	(d) Dividends paid	-	-
	(e) Other - project loan deposit	-	1,849
	(f) NET FINANCING CASH FLOWS	-	(3,653)
16	**NET INCREASE (DECREASE) IN CASH HELD**	90	2,115
	(a) Cash at beginning of full year	4,823	3,049
	(b) Exchange rate adjustments to Item 16(a) above	(705)	(341)
	(c) CASH AT END OF FULL YEAR	4,208	4,823

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

18 RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes

Cash at the end of the full year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	Current full year $NZ'000	Previous corresponding full year $NZ'000
Cash on hand and at bank	6	137
Deposits at call	4,202	4,686
Bank Overdraft	-	-
Other (provide details)	-	-
TOTAL = CASH AT END OF FULL YEAR [Item 16(c) above]	4,208	4,823

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP:8 Accounting for Business Combinations).

	EQUITY EARNINGS	
(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	Current full year NZ$'000	Previous corresponding *half year/full year $NZ'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE ABNORMAL ITEMS AND TAX		
(b) Less tax		
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX		
(d) i) Extraordinary items (gross)		
ii) Less tax		
iii) Extraordinary items (net)		
(e) OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		
(f) Less dividends paid to group		
(g) NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(G) ABOVE)		

*Delete as required

(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percent of ordinary shares held at end of *half year/full year		Combinations to operating *surplus (deficit) and extraordinary items after tax	
Equity accounted associated companies	Current full year	Previous corresponding full year	Current full year $NZ'000	Previous corresponding full year $NZ'000
			Equity Accounted	
N/A				
Other material interests			Not Equity Accounted	

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current full year $NZ'000	Previous corresponding full year $NZ'000
Carrying value of investments in associated companies (CV)		
Share of associated companies' retained profits and reserves not included in CV:	N/A	N/A
Retained profits		
Reserves		
Equity carrying value of investments		

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Category of Securities	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:				
Of which issued during current full year:	-	-	-	-
ORDINARY SHARES:	333,943,755	333,943,755	N/A	N/A
Issued during current full year	-	-	-	-
CONVERTIBLE NOTES:				
#(Description)	-	-	-	-
Issued during current full year	-	-	-	-
			Exercise Price AUD Cents	Expiry Date
OPTIONS:	500,000	-	8	02/05/04
	500,000	-	10	02/05/04
	500,000	-	12	02/05/04
	500,000	-	15	02/05/04
Of which issued during current year	-	-	-	-
DEBENTURES				
- Totals only:	-	-	-	-
UNSECURED NOTES				
- Totals only:	-	-	-	-

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDEND:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING** (if full year report)

(a) To be held at tba (Location)

(b) Date tba - 200__ Time ______

(c) Approximate date of availability of Annual Report tba

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting __________ (date).

(signed by) Authorised Officer of Listed Issuer

(Date)